# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Limited, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: Calle 94 No. 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Date of event which requires filing of this statement: 03/13/2026
Amends the filing with accession number 0001193125-26-103535
Filed by CIK 0002117865
Persons authorized to receive notices and communications: Oliverio Lew, 1170 Kane Concourse, Suite 500, Bay Harbor Islands, Florida (FL), 33154, 305-861-9477

## Reporting persons
- Colden Investments S.A. (CIK 0002117865): type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,388,303; sole dispositive power 0; shared dispositive power 15,388,303; aggregate amount beneficially owned 15,388,303 (23.8% of the class)
  Comment: Rows 8, 10 and 11 reflect the 15,388,303 common shares of GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the "Issuer"), owned by Colden Investments S.A., a Panama sociedad anonima ("Colden"). These shares may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Colden.
- Jaime Gilinski: type of reporting person: individual (IN); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 15,588,303; sole dispositive power 0; shared dispositive power 15,588,303; aggregate amount beneficially owned 15,588,303 (24.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 15,388,303 common shares of the Issuer owned by Colden, which may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Colden and (ii) 200,000 common shares of the Issuer owned by Spaldy Investments Limited, a BVI Business Company existing and operating under the laws of the British Virgin Islands ("Spaldy"), which may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Spaldy.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: GeoPark Limited
Address of issuer's principal executive offices: Calle 94 No. 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Comment:
This Amendment No. 1 amends and supplements the Schedule 13D filed on March 12, 2026 (as amended from time to time, the "Schedule 13D") by Colden Investments S.A., a Panama sociedad anonima ("Colden") and Jaime Gilinski (collectively, the "Reporting Persons"), relating to common shares, par value US$0.001 per share ("Common Shares"), of GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the "Issuer").

Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 13, 2026, Colden acquired 2,000,000 Common Shares for an aggregate purchase price of $17,575,800.

On March 16, 2026, Colden acquired 505,312 Common Shares for an aggregate purchase price of $4,465,000.

The source of funds for these acquisitions was the personal funds of Jaime Gilinski.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

The percentage of Common Shares outstanding is calculated based on 64,625,278 Common Shares issued and outstanding as of March 5, 2026, as reported in the Issuer's Form 6-K filed on March 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 13, 2026, Colden purchased 2,000,000 Common Shares in the open market, at a weighted average price per share of $8.80 (multiple transactions at prices ranging from $8.64 to $8.81, inclusive).

On March 16, 2026, Colden purchased 505,312 Common Shares in the open market, at a weighted average price per share of $8.84 (multiple transactions at prices ranging from $8.69 to $8.91, inclusive).

## Signatures
- Colden Investments S.A.: /s/ Jaime Gilinski, Jaime Gilinski, Authorized Signatory (03/16/2026)
- Jaime Gilinski: /s/ Jaime Gilinski, Jaime Gilinski (03/16/2026)